Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST NEW YORK, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM
FIRM/AFFILIATE OFFICES
________

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
________

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

DIRECT DIAL (212) 735-2297 DIRECT FAX (917) 777-2297 EMAIL ADDRESS Maxim.MayerCesiano@Skadden.Com

March 18, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jane Park Dorrie Yale Jenn Do Lynn Dicker Division of Corporation Finance Office of Life Sciences

Re:	Waldencast Acquisition Corp. Registration Statement on Form F-4 Filed February 14, 2022 File No. 333-262692

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 6, 2022 (the “Comment Letter”) with respect to the registration statement on Form F-4 filed with the Commission by the Company on February 14, 2022.

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, Amendment No. 2 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) in response to the Staff’s comments. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

March 18, 2022

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Form F-4 filed February 14, 2022

Selected Definitions, page iii

1.
We acknowledge your revised disclosures in response to prior comments 1 and 3. We note the definition of Beauty Ventures discloses that it is managed by the Sponsor. We also note that the disclosures regarding expected ownership percentages separately discusses the percentage ownership of the Sponsor and Beauty Ventures. Please explain why this presentation is appropriate. In addition, as previously noted, it is unclear why a defined term is needed for "Total Implied Obagi Cash Consideration Amount” when it means $380.0 million.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages xiii, xxvi, 13 and 103 of the Amended Registration Statement.

Questions and Answers for Shareholders of Waldencast, Q: What is the transaction structure?, page xx

2.
We acknowledge your revised disclosures in response to prior comment 4. You state that Milk Members will receive Waldencast LP common units as part of the transaction. Please also clarify here whether the transaction involving the issuance of Waldencast LP common units will be exempt from registration.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page, the letter to shareholders, and pages xxi, xxv, 5 and 150 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, Obagi, page 2

3.
We acknowledge your revised disclosures in response to prior comment 9. Your revised disclosures state that you have not received marketing authorization from the FDA. To the extent correct, please revise here and elsewhere as appropriate, including in your summary risk factor on page 29, to clarify that such marketing authorization is required. As previously noted, please also disclose that the FDA has cited safety concerns for the HQ ingredient, even at the lower concentrations, and that you could be found to be marketing and selling these products in violation of the law, as you state on page 48, and add corresponding disclosures to your summary risk factors. Please also ensure that such disclosures are prominently disclosed.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2 to 3, 28, 47 to 49, 274 to 275, 278 and 286 of the Amended Registration Statement.

Waldencast's Board of Directors’ Reasons for the Business Combination, page 7

March 18, 2022

4.
We acknowledge your revised disclosures in response to prior comment 10. As previously noted, please revise your discussion of the board's reasons for the business combination by removing some of the detailed discussion that is more appropriate for elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 8 to 9 of the Amended Registration Statement.

Sources and Uses of Funds for the Business Combination, page 24

5.
We acknowledge your revised disclosures in response to prior comment 16. Please further revise footnotes 2 to the tables to further explain how the cash is intended to be used in the operations of Obagi and Milk, and provide some context to investors to understand the differences in the use of cash in the different scenarios.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 23 to 25 of the Amended Registration Statement.

Regulations could prohibit physicians from dispensing our prescription only products . . ., page 50

6.
We note your disclosure in response to our prior comment 20 that certain jurisdictions and credit card authorization vendors have taken action against physician customers who sell your prescription products over the Internet. As previously noted, please quantify any effect thus far of such actions to the sales of your prescription only products. You also state that certain states prohibit the dispensing of prescription products without a pharmacy or license unless certain conditions are met. Please explain whether your sales in these listed states meet those conditions and what those conditions are. Additionally, disclose in your discussion of Obagi beginning on page 2 that certain states, including California, Massachusetts, New York, and Texas require a pharmacy or other license or authorization to dispense your prescription products unless certain conditions are met, and that credit card authorization vendors and the state of Texas and Puerto Rico have taken action against physician customers who sell your prescription products to patients over the Internet.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 to 3 and 49 to 50 of the Amended Registration Statement. The Company also respectfully acknowledges the Staff’s comment and advises that the actions taken in 2017 against physician customers in Texas and Puerto Rico had an immaterial impact on Obagi’s overall business, as disclosed on pages 3 and 49 to 50 of the Amended Registration Statement, and that it does not anticipate it having a material impact on its business going forward.

We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings…, page 84

7.	We refer to your revised disclosure regarding the indemnification agreement. Please remove this mitigating discussion from your risk factor.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 83 of the Amended Registration Statement.

Background to the Business Combination, page 173

March 18, 2022

8.
We refer to your revised disclosure in response to prior comment 28. Regarding the rationale set forth in clause (ii), please further revise to explain why Waldencast did not pursue further negotiations to discuss valuation expectations and disclose how many potential targets this rationale affected. Regarding the rationale set forth in clause (iv), please further discuss why the other target business was not as aligned with Waldencast's investment criteria as Obagi and Milk's businesses. Also revise to clarify whether any of the potential targets were in the beauty sector.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 173 and 174 of the Amended Registration Statement.

9.
We note your response to our prior comment 31. Please revise to clarify how the negotiations relating to the Obagi China Business evolved, including the different values attributed to the Obagi China Business and various regulatory issues discussed.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 176 of the Amended Registration Statement.

10.
We note your responses to our prior comments 30 and 32, which we reissue in part. You disclose that the parties and their respective advisors agreed to effect the Up-C structure following several weeks of discussions. Please revise to further expand on the evolution of the proposed transaction structure, including the tax aspects of the structure. Please also further clarify how the consideration evolved during the negotiations, including the changes to the purchase price mechanic and removal of a purchase price adjustment that are referenced, and disclose any negotiations regarding the consideration amount and type that occurred prior to the letters of interest. Also include a discussion regarding any negotiations regarding Cedarwalk's ability to appoint one director.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 174 to 176, 178, and 180 to 185 of the Amended Registration Statement.

In response to the Staff’s comment regarding any negotiations regarding Cedarwalk’s ability to appoint one director, the Company has revised its disclosures on page 176 of the Amended Registration Statement to clarify Waldencast’s reasons for including the provision in the Obagi Initial LOI. The Company respectfully advises the Staff that this particular provision was not further negotiated.

Waldencast's Board of Directors' Reasons for the Business Combination, page 186

11.
We note your revised disclosure in response to our prior comment 34, which we reissue in part. Disclose whether any companies meeting the selection criteria were excluded from the analysis and please expand your discussion to disclose the financial data used to derive the multiples.

Response: The Company notes the Staff’s comment regarding companies meeting the selection criteria on page 192 of the Amended Registration Statement and respectfully advises the Staff that no such companies identified on page 192 of the Amended Registration Statement as meeting such criteria were excluded from the analysis.

In response to the Staff’s comment regarding the financial data used to derive the multiples, the Company has revised its disclosures on page 192 of the Amended Registration Statement in part to reflect more clearly the source of the data that was used to derive the multiples set forth in the table on page 192 of the Amended Registration Statement, as well as how “firm value,” or “FV,” was calculated. The Company respectfully advises the Staff that the Company does not believe that the underlying data itself, as compared to the multiples that were derived from such data, is material to a shareholder’s understanding of the analysis.

March 18, 2022

U.S. Federal Income Tax Considerations, page 225

12.
We note your response to our prior comment 37. Please revise to remove statements assuming the domestication qualifies as an F reorganization. Please also expand your disclosure regarding the tax consequences to U.S. holders of Waldencast Class A ordinary shares who exercise redemption rights and disclose the tax consequences on the holding period caused by the redemption rights. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise corresponding sections in the prospectus as appropriate, and revise the opinion exhibit to cover all the material tax consequences to U.S. holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxxii, 25, 116, 117, 226, 227 and 230 of the Amended Registration Statement.

Skintrinsiq Device, page 275

13.
We refer to your revised disclosures in response to prior comment 41. You state that the Skintrinsiq device is regulated by the FDA, but that you believe it is exempt from FDA premarket review requirements. Please further explain to us the basis of your belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 44 to 46, 276 and 281 of the Amended Registration Statement.

Innovative Research & Development, page 276

14.
We note your response to our prior comment 40. Please revise throughout the prospectus your references to your products' efficacy and/or safety and studies determining your products' efficacy and/or safety as your prescription products have not been approved by the FDA, and efficacy and safety determinations are within the FDA's authority. Balance all references that Obagi Medical products are "scientifically-backed" and "clinically proven" to state that your Obagi Medical products have not been approved by the FDA or a similar regulatory authority, and that you're marketing certain of your products without required FDA approval, or revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 271, 273, 275, 278 to 280 and 282 of the Amended Registration Statement.

Sales & Marketing, page 279

15.
We note your revised disclosure in response to prior comment 42. Please also revise to clarify, if true, that the referenced Chinese business would be part of the Obagi China Distribution. In addition, please disclose that your agreement with Boxout Health does not contain any minimum purchase requirements and expand your discussion of the material terms of your Boxout Health distribution agreement to disclose the termination provisions and rights and obligations of each party pursuant to the agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 281 and 282 of the Amended Registration Statement.

March 18, 2022

Intellectual Property, page 283

16.
We note the addition of the table on page 276 of your material patents. Please clarify, if correct, that each of the material patents listed are owned by Obagi. Please also expand your disclosure of the patent rights under your license agreement with Osmotics, including the materiality of such patent rights that you have licensed, the type of patent protection, patent expiration dates and the applicable jurisdictions. In addition, we note the upcoming expiration dates for certain of your patents, including patents licensed under the agreement with Osmotics. Please disclose the material effects of expiring patents, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 276 and 285 of the Amended Registration Statement. The Company also respectfully acknowledges the Staff’s comment and advises that Obagi does not believe the expiration of any patents due to expire within the next five years would have a material impact on its net revenue or overall business. For example, the Company respectfully advises the Staff that Obagi’s formulations for the products covered by such patents are still regarded as trade secrets, known only by a limited number of need-to-know employees, manufacturers of the products who are bound by strict confidentiality provisions, and regulatory authorities as required. In addition, the Company respectfully advises the Staff that other solubilized versions of benzoyl peroxide are available on the market using different technologies than those of Obagi and as a result, the expiration of the related patents will likely not have an impact on the availability of competitor products.

Information about Milk, page 289

17.
We note your response to our prior comment 43, which we reissue in part. Please expand your disclosure for Milk's master services agreement to identify the parties to such agreement and the material terms of the agreement or tell us why it is not material. We refer to your reference to the master services agreement on page 298.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 299 of the Amended Registration Statement.

Sales and Distribution Strategy, page 293

18.	We note your response to our prior comment 47. Please expand your disclosure of the material terms of the distribution agreements with Sephora, including the termination provision.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 295 of the Amended Registration Statement.

Growth Opportunities, page 295

19.	We note your response to our prior comment 49, which we reissue in part. Please also disclose the number of participants in the Sephora online survey conducted in June 2020.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 296 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 337

March 18, 2022

20.
We acknowledge your response to prior comment 52. Please revise footnote 3 to explain that the voting and investment power is exercised jointly by Waldencast Ventures, LP, Burwell Mountain Trust, and Dynamo Master Fund.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 340 of the Amended Registration Statement.

Milk Makeup LLC Financial Statements for the Nine Months ended September 30, 2021 and 2020

8. Commitments & Contingencies, page F-107

21.
We note your response to prior comment 54. You stated "management believes these allegations are without merit and any reasonably possible losses are not expected to have a material impact on the Company’s condensed financial statement." Since it appears that there is at least a reasonable possibility that a loss or an additional loss may have been incurred, item b. of ASC 450-20-50-4 requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the possibility of a material loss is remote and, therefore, disclosure of estimated possible losses is not necessary. In response to the Staff’s comment, the Company has revised its disclosures on pages 83 and 303 of the Amended Registration Statement.

Exhibits

22.
We refer to the 59,126,449 "Ordinary shares" shown as being registered in your fee table exhibit. This amount appears to include both Waldencast plc Class A ordinary shares and Waldencast plc Non-Economic ordinary shares. Please revise so that the number of shares of each class of shares is separately disclosed in the table. Refer to Item 21 of Form F-4. In addition, certain disclosures on the cover page was removed along with the filing fee table, such as the asterisk disclosure regarding the Domestication. Please restore the disclosures.

Response: In response to the Staff’s comment, the Company has revised Exhibit 107 to reflect the corrected amount of 43,320,876 Waldencast plc Class A ordinary shares. The Company respectfully advises the Staff that the Company is not registering any Waldencast plc Non-Economic ordinary shares at this time.

Further, the Company respectfully advises the Staff that the Company has amended the cover page to restore the disclosures that were previously deleted, including the asterisk disclosure regarding the Domestication.

General

23.
We note your revised disclosure in response to our prior comment 55. Please specify the sources that conducted the industry research in 2020 referenced in your disclosure. Please also restore the deleted reference to the survey conducted by Kline & Co. on page 281 or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 187, 254, 273 and 283 of the Amended Registration Statement.

*     *     *     *

March 18, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Michel Brousset Waldencast Acquisition Corp.

cc:	Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul T. Schnell Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Schwartz Skadden, Arps, Slate, Meagher & Flom LLP

cc:	R. Scott Shean Latham & Watkins LLP

cc:	B. Shayne Kennedy Latham & Watkins LLP

cc:	Andrew Clark Latham & Watkins LLP

cc:	Phillip S. Stoup Latham & Watkins LLP

cc:	Daniel J. Espinoza Goodwin Procter LLP

cc:	W. Stuart Ogg Goodwin Procter LLP